Contact

www.linkedin.com/in/bariskaradogan (LinkedIn)
baris.typepad.com (Blog)
www.hipdigital.com (Company)

Top Skills

Sales and Marketing
CEOs
Finance

Languages

Turkish

Patents

System and method for communicating with a telco-return cable modem as a single communications device

System and method for assigning dynamic host configuration protocol parameters in devices using resident network interfaces

Baris Karadogan

CEO @ Jingle | Tech executive, venture capitalist, startup mentor, serial entrepreneur
Menlo Park, California, United States

Summary

Experienced tech CEO & executive for 13+ years, having successfully sold one company, and acquired two others. Previously a venture capitalist for 10 years, investing in a range of companies from digital media to semiconductors, and communications. Current angel investor, with a MS in Engineering and an MBA, both from Stanford.

Experience

Jingle
Chief Executive Officer
November 2021 - Present (4 years 5 months)
Menlo Park, California, United States

Social Impact Capital
Advisor
June 2020 - Present (5 years 10 months)
Menlo Park, California, United States

REEF
Chief New Business Officer
March 2021 - September 2021 (7 months)
Miami, Florida, United States

Endless Solutions
CEO
January 2017 - March 2021 (4 years 3 months)
San Francisco Bay Area

Our mission is to bring computer access for the rest of the world.

Endless, Inc.
Consultant
July 2016 - March 2017 (9 months)

San Francisco Bay Area

Endless builds an OS and app ecosystem for the 4B people in the world that don't have access to a good computing platfom.

www.endlessm.com

Snipp Interactive
Chief Operating Officer
June 2015 - June 2016 (1 year 1 month)

Hip Digital was acquired by Snipp Interactive in June 2015.

Snipp is a publicly traded company in Canada. http://www.snipp.com/.

Hip Digital Media
Chief Executive Officer
December 2008 - June 2015 (6 years 7 months)

www.hipdigitalmedia.com

Fuse Capital
Partner
April 2006 - June 2010 (4 years 3 months)

Early stage venture capital investing

U.S. Venture Partners
Associate
June 2000 - April 2006 (5 years 11 months)

Worked as a venture capitalist at USVP

US Robotics
5 years

Design Engineer
1994 - August 1999 (5 years)

Software & networking engineer

Staff Engineer
1995 - 1998 (3 years)

Write networking software and device drivers for Cable Modems

3Com/U.S. Robotics
Manager

1998 - 1999 (1 year)

Manager of Business Development

_____

Education

Stanford University
MS, Electrical Engineering

Stanford University Graduate School of Business
MBA, Business Administration and Management, General

Lafayette College
BS, Electrical Engineering

Robert Koleji
High School